United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

[COMPANHIA VALE DO RIO DOCE LOGO]

MINUTES FROM THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON THE TWENTY SEVENTH OF DECEMBER TWO THOUSAND AND TWO.

                              PUBLICLY-HELD COMPANY
                CNPJ (Federal Tax Payers No.) 33.592.510/0001-54
                               NIRE 33.300.019.766


01 -       PLACE, DATE AND TIME:

           At the Corporation's head office, on Avenida Graca Aranha, 26, 19(0) floor, Rio de Janeiro on December 27th 2002 at 10am.

02 -       BOARD:

           Chairman: Mr. Luiz Tarquinio Sardinha Ferro
           Secretary:Mr. Francisco Rohan de Lima

03 -       ATTENDANCE AND QUORUM:

           The shareholders representing control of the voting capital were present, as recorded in the Shareholders Attendance Register, setting the quorum for the deliberations contained in the Order of the Day. A current member of the Audit Committee, Mr Marcos Fabio Coutinho, was also present, under the terms of article 164 of Law 6,404/76.


04 -       ORDER OF THE DAY:

a) The Valepontocom S/A consolidation protocol and justification, under the terms of articles 224 and 225 of Law 6,404/76;

b) The consolidation of Valepontocom S/A, without issue of new shares, for the book value of the balance sheet as of November 30th 2002, and the subsequent discharge of the respective Evaluation Report.

05 -       DOCUMENT READING:

           The Valepontocom S/A consolidation protocol and justification were read, as was the Board of Directors' Report, with the aforementioned documents being authenticated by the Board and filed at the Company head Office.


06 -       DECISIONS APPROVED UNANIMOUSLY BY THE VOTERS:

           6.1 - the drawing up of the present minutes in a summarized form to be published with the omission of the signatures of the present Shareholders, under the terms of Article 130, paragraphs 1 and 2 of Law 6,404/76;

           6.2 - the Valepontocom S/A consolidation Protocol and Justification documents, with a transfer of its assets to the corporation;

           6.3 - doing away with the naming of experts and the subsequent formulation of the Evaluation Report, bearing in mind that: (i) the equity of the corporation to be incorporated has been evaluated by its book value, based on Valepontocom S/A's balance sheet at the close of November 11th 2002; and (ii) Valepontocom S/A is a wholly-owned subsidiary of CVRD, not leading to a capital increase of CVRD; and

           6.4 - the consolidation of Valepontocom S/A into CVRD for the book value of the balance sheet calculated on November 11th 2002, without leading to a new share issue or CVRD capital increase. With the consolidation of Valepontocom S/A, CVRD shall unconditionally assume all the assets, rights and obligations of Valepontocom, be they legal or conventional, under the terms of the legislation in force.

07 -       CLOSING:

           With nothing else needing to be addressed, the provisions herein have been suspended during the drawing up of these minutes. The provisions herein have now been reinitiated and these minutes have been read, found to be in order and signed by the Secretary, by the Chairman of the Table and by all the shareholders present.



I certify that the present is a true copy of the minutes drawn up.


                             Francisco Rohan de Lima
                                    Secretary

[COMPANHIA VALE DO RIO DOCE LOGO]

MINUTES FROM THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON THE TWENTY SEVENTH OF DECEMBER, TWO THOUSAND AND TWO.


                                   PUBLICLY-HELD COMPANY
                     CNPJ (Federal Tax Payers No.) 33,592,510/0001-54
                               NIRE 33,300,019,766



01  -    PLACE, DATE AND TIME:

         At the Corporation's head office, on Avenida Graca Aranha, 26, 19(0) floor, Rio de Janeiro on December 27th 2002 at 11am.


02  -    BOARD:

         Chairman: Mr. Luiz Tarquinio Sardinha Ferro
         Secretary: Mr. Francisco Rohan de Lima


03  -    ATTENDANCE AND QUORUM:

         The shareholders representing the majority of the voting capital were present, as recorded in the Shareholders Attendance Register, setting the quorum for the deliberations contained in the Order of the Day, with the present meeting being set at the second instatement, under the terms of article 135 of Law 6,404/76.


04  -    CALL NOTICE:

         Call Notice of the 1st and 2nd Instatement published in the Rio de Janeiro Diario Oficial newspaper on 18th, 19th and 21st November, in the Jornal do Comercio newspaper on 15th and 16th, 17th and 18th and 19th November, and in the Diario do Comercio e Industria newspapers on 15th - 18th, 19th and 20th November 2002, bearing the following order of the day:

         I) A proposal from the management for changing the Company by-laws with a view to basically, (i) broadening the corporation's activities within the energy and logistics sectors, thereby altering CVRD's corporate objective - Chapter I addressing Trade Name, Objective, Head Office and Length of Term; (ii) adapting the by-laws to the new rules added to corporate law no. 6,404/76 by Law no. 10,303 of 31st October 2001, involving changes to Chapters II, IV, V and VII which address the Capital and Shares, the management, the Audit Committee, the Financial Year and Profit Distribution; and
                  (iii) introducing principles which guide the concept of better corporate governance practices, above all with regard to increasing the responsibilities of the CEO and creating advisory bodies for the Board of Directors; and

         II)      the consolidation the Company's by-laws.


05 -     DOCUMENT READING:

         The reading of the public notification and Management Proposal for Changing the company By-laws was unanimously done away with, as the Shareholders were already aware of the aforementioned documents. Thus, after the Management Proposal for Changing the company By-laws had been debated and commented on by the Shareholders, the following decisions were made

06  -    Decisions approved by the majority of voters:

6.1 - the drawing up of the present minutes in a summarized form to be published with the omission of the signatures of the present Shareholders, under the terms of Article 130, paragraphs 1 and 2 of Law 6,404/76.

6.2 - the Management Proposal for Changing the company By-laws, filed at the company.

6.3 - the consolidation of the company By-laws, which now comes into effect bearing the following text:

                                    "BY-LAWS"

                           COMPANHIA VALE DO RIO DOCE



                    CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 - COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Article 2 - The purpose of the company is:

       I. the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

       II. the building and operation of railways and the exploitation of own or third party rail traffic;

       III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

       IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

       V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

       VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

       VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose."

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.


                         CHAPTER II - CAPITAL AND SHARES

Article 5 - The share capital is R$ 5,000,000,000.00 (five billion reais), corresponding to 388,559,056 (three hundred and eighty-eight million, five hundred and fifty-nine thousand and fifty-six) book shares, being 249,983,143 (two hundred and forty-nine million, nine hundred and eighty-three thousand one hundred and forty-three) common shares corresponding to R$ 3,216,797,281.39 (three billion, two hundred and sixteen million, seven hundred and ninety-seven thousand and two hundred and eighty-one reais and thirty-nine cents), and 138,575,913 (one hundred and thirty-eight million, five hundred and seventy-five thousand nine hundred and thirteen) class A preferred shares, including 1 (one) special class share, corresponding to R$ 1,783,202,718.61 (one billion, seven hundred and eighty-three, two hundred and two thousand, seven hundred and eighteen reais and sixty-one cents), all of no par value.

        ss.1 - The shares are divided into common shares and preferred shares. The preferred shares comprise class A and special class.

        ss.2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights assigned to it in the present By-Laws, the special class share shall possess the same rights as the class A preferred shares.

        ss.3 - Each common and class A preferred share and the special class share shall confer the right to one vote in decisions made at General Meetings, the provisions of ss. 4 following being observed.

        ss.4 - The class A and special class preferred shares shall have the same rights as the common shares with the exception of the right to vote at the election of members of the Board of Directors, in accordance with the provisions set forth in ss.ss. 2 and 3 of
               Article 11 following, but shall nevertheless posses the right jointly to elect and remove one member of the Audit Committee and the respective alternate.

        ss.5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

               a) priority in receipt of dividends specified in ss. 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

               b) entitlement to participate in the profit distributed and any bonuses, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and

               c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

        ss.6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of ss.5 of Article 5.

Article 6 - The company is authorized to increase its share capital up to the limit of 300,000,000 (three hundred million) common shares and 600,000,000 (six hundred million) class A preferred shares. Within the limit authorized by the present Article the company shall, by means of a decision of the Board of Directors, be entitled to increase the share capital without any alteration of the By-laws by means of the issuance of common shares and/or preferred shares.

        ss.1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

        ss.2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6,404/76, may be rescinded.

        ss.3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in custody or by means of the issuance of new shares, the shareholders' preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

       I.   change of name of the company;

       II.  change of location of the head office;

       III. change of the corporate purpose with reference to mineral exploitation;

       IV.  the winding-up of the company;

       V. the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways;
            (c) ports and marine terminals;

       VI. any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

       VII. any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.


                          CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders' General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

        ss.1 - An extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.

        ss.2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

        ss.3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per ss. 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.


                           CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

        ss.1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

        ss.2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

        ss.3 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

        ss.4 - The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.





                         SECTION I - BOARD OF DIRECTORS

                           Subsection I - Composition


Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

        ss.1 - The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

        ss.2 - Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

               I  - common shares representing at least 15% (fifteen percent)
                    of the total shares with voting rights; and

               II - preferred shares representing at least 10% (ten percent)
                    of share capital.

        ss.3 - Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of ss.2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of ss.2 of this Article shall be observed.

        ss.4 - The entitlement set forth in ss.2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

        ss.5 - From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

        ss.6 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

        ss.7 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

        ss.8 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

        ss.9 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

        ss.10- Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

        ss.11- Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with ss.ss.2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

        ss.12- With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II,ss.2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

        ss.13- Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in ss.ss. 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

        ss.14- The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

                            Subsection II - Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

        ss.1 - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

        ss.2 - The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

                        Subsection III - Responsibilities


Article 14 - The Board of Directors shall be responsible for:

I. electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.     assigning the functions of Investor Relations to an Executive Officer;

IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V. approving the company's human resources general policies as submitted to it by the Executive Board;

VI. establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;

VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII. approving the company's annual and multi-annual investment budgets, submitted to it by the Executive Board;

IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII. approving the financial policies of the company submitted by the Executive Board;

XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.    selecting and removing independent auditors;

XVIII. appointing and removing the employee responsible for the internal auditing of the company, who shall report directly to the Board of Directors;

XIX. approving the policies and the annual audit plan of the company submitted to it by the employee responsible for internal auditing;

XX. inspecting the management work of the Executive Officers and at any time examining the books and papers of the company, requesting information about contracts signed or about to be signed, in order to ensure the financial integrity and ethical conduct of the company;

XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII. approving the code of ethics and the management system in order to avoid conflicts of interests between the company and its shareholders or administrators;

XXIII. adopting the measures considered necessary in the eventuality of potential conflicts of interest between the company and its shareholders or administrators;

XXIV. approving the company's policies relating to corporate responsibility, such as: the environment, health, safety and social responsibility, as submitted by the Executive Board;

XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI. approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX. authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale.

        ss.1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

        ss.2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.


                             SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for support on a permanent basis, 5 (five) technical and consultant committees, denominated as follows:
Executive Development Committee, Strategic Committee, Finance Committee, Audit Committee and Governance and Ethics Committee.

      ss.1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

      ss.2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

                             Subsection I - Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors in order to increase the efficiency and quality of its decisions.

                           Subsection II - Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

        ss.1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

        ss.2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and re-appointment shall be permitted.

        ss.3 - During their management, members of the committees may be removed from office by the Board of Directors.

                            Subsection III - Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

        ss.1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

        ss.2 - The committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

                        Subsection IV - Responsibilities

Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.

Article 21 - The Executive Development Committee shall be responsible for:

        I   -  issuing reports on the human resources general policies of the company submitted by the Executive Board to the Board of Directors;

        II - analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

        III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board.

Article 22 - The Strategic Committee shall be responsible for:
        I  -   issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

        II - issuing reports on the company's annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

        III - issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;

        IV - issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 - The Finance Committee shall be responsible for:

        I   -  issuing reports on the financial policies and the internal financial control systems of the company;

        II - issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 - The Audit Committee shall be responsible for:

        I   -  submitting appointment recommendations of the independent auditors and the employee responsible for internal auditing of the company to the Board of Directors;

        II - issuing reports on the policies and the company's annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

        III -   tracking the results of the company's internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

        IV  -  analyzing the Annual Report, as well as the Financial
               Statements of the company and making recommendations to the Board of Directors.

Article 25 - The Governance and Ethics Committee shall be responsible for:

        I   -  evaluating the efficiency of the company's governance practices and the workings of the Board of Directors, and submitting improvements;

        II - submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

        III - issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board;

        IV - issuing reports on potential conflicts of interest between the company and its shareholders or administrators.


                          SECTION III - EXECUTIVE BOARD

                           Subsection I - Composition

Article 26 - The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

        ss.1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

        ss.2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

        ss.3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

                            Subsection II - Workings

Article 27 - In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

        ss.1 - In the case of temporary impediment or absence of any Executive
               Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

        ss.2 - Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.

        ss.3 - Should a vacancy occur in the office of the Chief Executive
               Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

         ss.1 - When there is no consent among members of the Board, the Chief
                Executive Officer may (i) withdraw the issue from the agenda,
                (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in ss.2 following;

         ss.2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

         ss.3 - The Chief Executive Officer shall inform the Board of
                Directors the utilization of the prerogative concerning item
                (iii), ss.1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.


                        Subsection III - Responsibilities

Article 32 - The Executive Board shall be responsible for:

        I   -  approving the creation and elimination of Executive Departments subordinated to each Executive Director;

        II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies;

        III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

        IV  -   preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, and executing the approved strategic plan;

        V   -  preparing and submitting the company's annual and multi-annual investments budgets to the Board of Directors, and executing the approved budgets;

        VI - planning and steering the company's operations and reporting the company's economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

        VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

        VIII- identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

        IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies;

        X   -  submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

        XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

        XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

        XIII- adhere to and encourage adhesion to the company's code of ethics, established by the Board of Directors;

        XIV - preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

        XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

        XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

        XVII- propose to the Board of Directors any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

        XVIII- authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

        XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

        XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

        XXI - establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company's administrative organization hierarchy.

        ss.1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

        ss.2 - The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

         I   - take the chair at meetings of the Executive Board;

         II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

         III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

         IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

         V   - coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II - Workings;

         VI - grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

         VII - keep the Board of Directors informed about the activities of the company;

         VIII- together with the other Executive Officers, prepare the annual report and draw up the balance sheet;


Article 34 - The Executive Officers are to:

        I    - organize the services for which they are responsible;

        II   - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

        III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with ss. 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

ss.1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney "ad negotia" expiring on December 31 of the year in which it is granted.

ss.2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible;
        (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

ss.3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney-in-fact with specific and limited powers according to the present By-Laws.

ss.4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in ss. 1 of this Article.


                           CHAPTER V - AUDIT COMMITTEE

Article 36 - The Audit Committee, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Audit Committee shall carry out their duties until the first Ordinary General meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Audit Committee shall be replaced by their respective alternates.

Article 39 - The Audit Committee shall exercise the functions attributed to it by prevailing legislation, and shall provide, with minimum notice of 30 (thirty) days prior to the Ordinary General Meeting, a report on the documentation as established in Article 133 of Law # 6,404/76, with the terms set forth in Law # 10,303/01.


                         CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.




                 CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, ss. 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I. Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company."



07 -     MEANS OF DRAWING UP:

         In accordance with the provisions laid out in paragraphs 1 and 2 of
         Article 130 of Law 6,404/76, bearing in mind the unanimous decision of the shareholders present.


08 -     CLOSING:

         With nothing else needing to be addressed, the provisions herein have been suspended during the drawing up of these minutes. The provisions herein have now been reinitiated and these minutes have been read, found to be in order and signed by the Secretary, by the Chairman of the Table and by all the shareholders present.


                       Rio de Janeiro, December 27, 2002.


I certify that the present is a true copy of the Minutes drawn up.




                             Francisco Rohan de Lima
                                    Secretary

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 30, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer